CREDIT SUISSE | FIRST BOSTON

04035833

July 22, 2004

SEC MAIL PROCESSING RECEIVED JUL 27 2004 WASH. D.C. 185 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Credit Suisse First Boston - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 – File No. 082-4705

SUPPL

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston, a private foreign issuer exempt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby enclose the Credit Suisse First Boston Information Statement dated July 15, 2004 and two supplements dated July 16, 2004.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-stamped and pre-addressed envelope.

If you have any questions, please contact the undersigned at (212) 325-4041.

Very truly yours,

Melissa Bodner

Melissa Bodner
Vice President

Enclosure

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

7/28

SUPPLEMENT DATED
JULY 16, 2004
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED JULY 15, 2004

U.S. GAAP Financial Information - Unaudited

Credit Suisse Group has released restated financial information prepared in accordance with U.S. GAAP for 2003 by quarter and full year 2003 and 2002, some of which is excerpted and included in this supplement. The restatement to U.S. GAAP has been performed in connection with Credit Suisse Group's change of its primary basis of accounting from Swiss GAAP to U.S. GAAP as of January 1, 2004.

SEGMENT US GAAP FINANCIAL INFORMATION - UNAUDITED

2003 BY QUARTER / FULL YEAR 2003 AND 2002

The unaudited US GAAP segment information contained in this report represents historical information, which previously was reported based on Swiss GAAP and is restated to be presented in accordance with US GAAP. This restatement to US GAAP has been performed in connection with the Group's change of its primary basis of accounting from Swiss GAAP to US GAAP as of January 1, 2004. The Group did not manage its business in accordance with all requirements of US GAAP during the periods presented and, accordingly, the results presented on the restated basis may not be indicative of future financial performance. For details on the accounting policies applied please refer to CONSOLIDATED US GAAP FINANCIAL INFORMATION 2003 – UNAUDITED and the selected explanatory notes contained therein. This information is being provided on a supplemental basis and not intended to satisfy any regulatory reporting requirements.

The unaudited US GAAP segment information presented herein reflects the segment composition effective as of January 1, 2004. As of that date, Credit Suisse First Boston reorganized its operations by transferring the private equity and private fund groups from the Institutional Securities segment to the CSFB Financial Services segment, which was renamed Wealth & Asset Management. Effective January 1, 2004, the Insurance segment within Credit Suisse Financial Services was renamed Non-Life.

Institutional Securities income statement

Segment US GAAP financial information (unaudited)

in CHF m	1Q2003	2Q2003	3Q2003	4Q2003	12 months 2003	12 months 2002
Net interest income	**829**	**937**	**1,092**	**1,157**	**4,015**	**3,697**
Investment banking	813	873	939	839	3,464	4,389
Commissions and fees	612	624	691	581	2,506	3,301
Trading revenues including realized gains/(losses) from investment securities, net	1,321	759	(100)	(42)	1,938	3,376
Other revenues	(21)	119	(3)	170	265	(437)
Total noninterest revenues	**2,725**	**2,375**	**1,527**	**1,548**	**8,175**	**10,629**
Net revenues	**3,554**	**3,312**	**2,619**	**2,705**	**12,190**	**14,326**
Provision for credit losses	**154**	**50**	**10**	**(47)**	**167**	**2,023**
Compensation and benefits	1,839	1,966	1,350	1,443	6,598	8,635
Other expenses	963	901	1,004	1,013	3,881	5,859
Goodwill impairment	0	0	0	0	0	0
Restructuring charges	0	0	0	0	0	0
Total operating expenses	**2,802**	**2,867**	**2,354**	**2,456**	**10,479**	**14,494**
Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	**598**	**395**	**255**	**296**	**1,544**	**(2,191)**
Income tax expense/(benefit)	87	228	124	193	632	(1,095)
Dividends on preferred securities for consolidated entities	0	0	0	0	0	0
Minority interests, net of tax	0	0	0	0	0	0
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	**511**	**167**	**131**	**103**	**912**	**(1,096)**
Income/(loss) from discontinued operations, net of tax	0	0	0	0	0	0
Extraordinary items, net of tax	0	0	0	0	0	0
Cumulative effect of accounting changes, net of tax	0	(12)	(1)	(7)	(20)	64
Net income/(loss)	**511**	**155**	**130**	**96**	**892**	**(1,032)**

The Group did not manage its business in accordance with all requirements of US GAAP during the periods presented and, accordingly, the results presented on the restated basis may not be indicative of future financial performance.

For details on the accounting policies applied please refer to *CONSOLIDATED US GAAP FINANCIAL INFORMATION 2003 – UNAUDITED and the selected explanatory notes contained therein.*

Wealth & Asset Management income statement

Segment US GAAP financial information (unaudited)

in CHF m	1Q2003	2Q2003	3Q2003	4Q2003	12 months 2003	12 months 2002
Net interest income	**2**	**11**	**20**	**25**	**58**	**48**
Asset management and administrative fees	562	569	616	670	2,417	2,944
Trading revenues including realized gains/(losses)						
from investment securities, net	53	70	(1)	21	143	186
Other revenues	58	(2)	76	240	372	(140)
Total noninterest revenues	**673**	**637**	**691**	**931**	**2,932**	**2,990**
Net revenues	**675**	**648**	**711**	**956**	**2,990**	**3,038**
Provision for credit losses	**0**	**0**	**0**	**0**	**0**	**0**
Compensation and benefits	268	251	304	284	1,107	1,391
Other expenses	338	342	321	639	1,640	1,574
of which commission and distribution expenses	180	193	208	186	767	856
of which intangible asset impairment	0	0	0	270	270	0
Goodwill impairment	0	0	0	0	0	0
Restructuring charges	0	0	0	0	0	0
Total operating expenses	**606**	**593**	**625**	**923**	**2,747**	**2,965**
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	**69**	**55**	**86**	**33**	**243**	**73**
Income tax expense/(benefit)	3	7	14	3	27	(30)
Dividends on preferred securities for consolidated entities	0	0	0	0	0	0
Minority interests, net of tax	0	0	0	0	0	0
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	**66**	**48**	**72**	**30**	**216**	**103**
Income/(loss) from discontinued operations, net of tax	21	(1)	1	(3)	18	(576)
Extraordinary items, net of tax	0	0	0	0	0	0
Cumulative effect of accounting changes, net of tax	0	0	0	(1)	(1)	(4)
Net income/(loss)	**87**	**47**	**73**	**26**	**233**	**(477)**

The Group did not manage its business in accordance with all requirements of US GAAP during the periods presented and, accordingly, the results presented on the restated basis may not be indicative of future financial performance.

For details on the accounting policies applied please refer to CONSOLIDATED US GAAP FINANCIAL INFORMATION 2003 – UNAUDITED and the selected explanatory notes contained therein.

SUPPLEMENT DATED
JULY 16, 2004
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED JULY 15, 2004

Interim Financial Information

On May 5, 2004, Credit Suisse Group released its financial results for the three months ended March 31, 2004, including the financial results of the CSFB business unit, some of which is excerpted and included in this supplement as Annex I. For further information on the interim results of operations for the CSFB business unit, we refer you to "Investor Relations — Corporate Reporting — Quarterly Reporting" on Credit Suisse Group's website at www.credit-suisse.com. The results of operations for the CSFB business unit may differ significantly from our financial results. See "Operating and Financial Review and Prospects — Differences in the Results of Operations of the Bank and CSFB, Institutional Securities and CSFB Financial Services" in the Information Statement.

Credit Suisse First Boston reported net income of CHF 759 million in the first quarter of 2004, up CHF 161 million, or 27%, compared with the first quarter of 2003. This performance demonstrated the business unit's operating leverage, as progress in revenue growth and controlled risk-taking were underpinned by continued cost controls. Credit Suisse First Boston's revenues increased 15% to CHF 4.9 billion in the first quarter of 2004 compared to the first quarter of 2003, reflecting improvements across most revenue categories and geographic areas. Return on average allocated capital increased 9.3 percentage points to 28.1% and the pre-tax margin increased 8.1 percentage points to 23.9% compared with the first quarter of 2003.

Credit Suisse First Boston reported net income of CHF 759 million in the first quarter of 2004, up CHF 161 million, or 27% (39% on a US dollar basis), compared with the first quarter of 2003.

Institutional Securities first quarter 2004 net income increased CHF 112 million from the first quarter of 2003, mostly due to significantly improved underwriting and trading revenues, offset by lower advisory fee revenues. Wealth & Asset Management's net income increased CHF 49 million in the first quarter of 2004 compared with the first quarter of 2003, primarily as a result of improved revenues from Credit Suisse Asset Management. Wealth & Asset Management's assets under management as of March 31, 2004 increased 4.4%, or CHF 20.8 billion, to CHF 495.3 billion from December 31, 2003.

In 2004, Credit Suisse First Boston reorganized its operations by transferring the private equity and private fund group activities previously in the Institutional Securities segment to the CSFB Financial Services segment, which was renamed Wealth & Asset Management. In the first quarter of 2004, Credit Suisse First Boston announced the creation of the Alternative Capital division of Credit Suisse Asset Management within the Wealth & Asset Management segment. The Alternative Capital division brings together Credit Suisse First Boston's alternative investment activities, including the private equity and private fund groups.

Credit Suisse First Boston's effective tax rate for the first quarter of 2004 was 25.4%. Excluding CHF 108 million of non-taxable income arising from private equity investments that are required to be consolidated under new accounting rules (FASB Interpretation No. 46 (Revised), or FIN 46R) effective January 1, 2004, the effective tax rate was 28.0%.

Credit Suisse First Boston

in CHF m, except where indicated	1Q2004	4Q2003	1Q2003	Change in % from 4Q2003	Change in % from 1Q2003
Net revenues	4,863	3,661	4,229	33	15
Total operating expenses	3,722	3,379	3,408	10	9
Net income	759	122	598	–	27
Cost/income ratio	76.5%	92.3%	80.6%	–	–
Compensation/revenue ratio	52.0%	47.2%	49.8%	–	–
Pre-tax margin	23.9%	9.0%	15.8%	–	–
Return on average allocated capital	28.1%	4.6%	18.8%	–	–
Average allocated capital	10,806	10,654	12,748	1	(15)

	31.03.04	31.12.03	Change in % from 31.12.03
Assets under management in CHF bn	501.9	477.0	5
Number of employees (full-time equivalents)	18,453	18,341	1

Institutional Securities income statement

in CHF m	1Q2004	4Q2003	1Q2003	Change in % from 4Q2003	Change in % from 1Q2003
Net interest income	**1,042**	1,157	829	(10)	26
Investment banking	**840**	839	813	0	3
Commissions and fees	**763**	581	612	31	25
Trading revenues including realized gains/(losses) from investment securities, net	**1,248**	(42)	1,321	-	(6)
Other revenues	**104**	170	(21)	(39)	-
Total noninterest revenues	**2,955**	1,648	2,725	91	8
Net revenues	**3,997**	2,705	3,554	48	12
Provision for credit losses	**(21)**	(47)	154	(55)	-
Compensation and benefits	**2,251**	1,443	1,839	56	22
Other expenses	**847**	1,013	963	(16)	(12)
Total operating expenses	**3,098**	2,456	2,802	26	11
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**920**	296	598	211	54
Income tax expense	**257**	193	87	33	195
Minority interests, net of tax	**40**	0	0	-	-
Income from continuing operations before cumulative effect of accounting changes	**623**	103	511	-	22
Cumulative effect of accounting changes, net of tax	**0**	(7)	0	-	-
Net income	**623**	96	511	-	22

Institutional Securities
Institutional Securities' first quarter 2004 net income increased CHF 112 million to CHF 623 million compared with the first quarter of 2003 due to a 12% revenue increase (23% on a US dollar basis), a decline in credit provisions and lower non-compensation costs. In a good market environment, Institutional Securities continued its focus on client-related business and increased opportunistic risk-taking. The increase in revenues was primarily due to higher net interest income from the trading businesses, improved commissions and fee revenues, reflecting increased customer flow business, while other revenues reflected higher valuations on legacy assets.

During the first quarter of 2004, recoveries generated a net release of provisions for credit losses. Total impaired loans decreased to CHF 1.6 billion as of March 31, 2004, and the ratio of valuation allowances to total impaired loans remained practically stable compared to December 31, 2003.

Operating expenses of CHF 3.1 billion increased 11%, or CHF 296 million, from the first quarter of 2003. Compensation and benefits expenses increased 22% (34% on a US dollar basis), or CHF 412 million, reflecting the increase in revenues, while non-compensation expenses decreased 12%, primarily reflecting the translation into Swiss francs from the weakening US dollar and cost controls. In US dollars, non-compensation expenses were 4% lower than the first quarter of 2003.

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. First quarter 2004 investment banking revenues increased CHF 27 million, or 3%, to CHF 840 million compared to the first quarter of 2003. First quarter 2004 debt underwriting revenue of CHF 397 million increased 16% compared to the first quarter of 2003 largely as a result of significantly increased asset and real estate securitizations, which benefited from continued low interest rates. Leveraged finance revenues also increased as Credit Suisse First Boston continued to be ranked first in global high-yield new issuances for the first quarter of 2004. Equity underwriting first quarter 2004 revenues more than doubled to CHF 243 million as improving global stock market conditions led to significant increases in new issuance volume compared to low volume levels in early 2003. First quarter 2004 advisory and other fees decreased 44% compared to the first quarter of 2003 due to a decline in Credit Suisse First Boston's merger and acquisition market activity.

Total trading revenues include revenues from fixed income and equity trading, which benefited from improved market opportunities, higher client activity and increased risk-taking. Fixed income trading generated revenues of CHF 1.9 billion in the first quarter of 2004, a decrease of 3% compared to the first quarter of 2003, primarily as a result of the translation to Swiss francs from the weakening US dollar. In US dollar terms, fixed income trading results increased 6%, principally due to increased flow business in real estate securitizations and

Institutional Securities revenue disclosure

in CHF m	1Q2004	4Q2003	1Q2003	Change in % from 4Q2003	Change in % from 1Q2003
Debt underwriting	397	240	341	65	16
Equity underwriting	243	324	113	(25)	115
Underwriting	**640**	564	454	13	41
Advisory and other fees	200	275	359	(27)	(44)
Total investment banking	**840**	839	813	0	3
Fixed income	1,869	884	1,936	111	(3)
Equity	1,105	659	725	68	52
Total trading	**2,974**	1,543	2,661	93	12
Other (including loan portfolio)	183	323	80	(43)	129
Net revenues	**3,997**	2,705	3,554	48	12
Commissions, fees and other	751	511	582	47	29
Trading revenues (principal transactions)	1,233	(277)	1,307	–	(6)
Net interest income	990	1,309	772	(24)	28
Total trading	**2,974**	1,543	2,661	93	12

Institutional Securities key information

	1Q2004	4Q2003	1Q2003
Cost/income ratio	77.5%	90.8%	78.8%
Compensation/revenue ratio	56.3%	53.3%	51.7%
Pre-tax margin	23.0%	10.9%	16.8%
Return on average allocated capital	25.6%	4.0%	18.2%
Average allocated capital in CHF m	9,726	9,610	11,257

	31.03.04	31.12.03	Change in % from 31.12.03
Total assets in CHF bn	762.9	644.4	18
Number of employees (full-time equivalents)	15,863	15,739	1

leveraged finance, both of which continued to be favorably impacted by a low interest rate environment. Fixed income trading for the first quarter of 2004 was up CHF 985 million, or 111%, from the fourth quarter of 2003 with an increase across many businesses, including proprietary trading.

Equity trading generated first quarter 2004 revenues of CHF 1.1 billion, an increase of CHF 380 million, or 52%, compared to the first quarter of 2003. The increased trading, primarily in the global cash, risk-taking and convertible trading businesses, was due to the beneficial impact of improving economic conditions on global equity markets compared with the weak equity environment during the first quarter of 2003. In the first quarter of 2004, equity trading increased CHF 446 million, or 68%, from the fourth quarter of 2003.

Compared to the first quarter of 2003, other revenues increased CHF 103 million, or 129%, to CHF 183 million in the first quarter of 2004 as a result of gains from further reducing legacy investments. The net exposure to legacy investments was reduced to CHF 2.0 billion, including unfunded commitments for the real estate portfolio, as of March 31, 2004, a decline of CHF 754 million from year-end 2003. Other revenues also reflect revenues of CHF 40 million related to certain legacy private equity funds, which were consolidated under FIN 46R as of January 1, 2004. The overall impact on net income was neutral due to offsetting minority interests.

Wealth & Asset Management income statement

in CHF m	1Q2004	4Q2003	1Q2003	Change in % from 4Q2003	Change in % from 1Q2003
Net interest income	19	25	2	(24)	–
Asset management and administrative fees	634	670	562	(5)	13
Trading revenues including realized gains/(losses) from investment securities, net	43	21	53	105	(19)
Other revenues	170	240	58	(29)	193
Total noninterest revenues	847	931	673	(9)	26
Net revenues	866	956	675	(9)	28
Compensation and benefits	277	284	268	(2)	3
Other expenses	347	639	338	(46)	3
of which commission and distribution expenses	223	186	180	20	24
of which intangible asset impairment	0	270	0	–	–
Total operating expenses	624	923	606	(32)	3
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	242	33	69	–	251
Income tax expense	38	3	3	–	–
Minority interests, net of tax	68	0	0	–	–
Income from continuing operations before cumulative effect of accounting changes	136	30	66	353	106
Income/(loss) from discontinued operations, net of tax	0	(3)	21	–	–
Cumulative effect of accounting changes, net of tax	0	(1)	0	–	–
Net income	136	26	87	423	56

Wealth & Asset Management

The Wealth & Asset Management segment is comprised of Credit Suisse Asset Management, Private Client Services and Other. Credit Suisse Asset Management includes the results of the private equity and private fund groups activities formerly reported in the Institutional Securities segment and includes results derived from fixed income, equity, balanced, money market, real estate and alternative investment asset management activities. Within Credit Suisse Asset Management, the Alternative Capital division brings together its alternative investment activities, including the private equity and private fund groups.

The segment reported net income of CHF 136 million for the first quarter of 2004. Compared to the first quarter of 2003, net income increased CHF 49 million, or 56%, principally due to an increase in fees and other revenues.

Wealth & Asset Management's first quarter 2004 net revenues were CHF 866 million, an increase of 28%, or CHF 191 million, compared to the first quarter of 2003, and a decrease of CHF 90 million, or 9%, compared to the fourth quarter of 2003. The increase was due to higher asset management fees, performance gains – primarily unrealized on private equity investments – and the impact of consolidation of certain private equity funds under FIN 46R. First quarter 2004 revenues before investment related gains/losses (principally asset management and other fees) increased 11% compared with the first quarter of 2003. The increase was principally driven by higher asset management and performance fees in Credit Suisse Asset Management.

First quarter 2004 investment related gains, excluding results related to the consolidation of certain private equity funds, increased 84% compared to the first quarter of 2003 to CHF 127 million, primarily as a result of unrealized gains on private equity investments.

During the first quarter of 2004, Wealth & Asset Management reported an increase in revenue of CHF 68 million related to certain private equity funds that were consolidated under FIN 46R as of January 1, 2004. The impact on net income was neutral due to offsetting minority interests.

Operating expenses increased 3% to CHF 624 million in the first quarter of 2004 compared with the first quarter of 2003, but decreased CHF 299 million, or 32%, compared to the fourth quarter of 2003, which included an intangible asset impairment of CHF 270 million.

Wealth & Asset Management revenue disclosure

in CHF m	1Q2004	4Q2003	1Q2003	Change in % from 4Q2003	Change in % from 1Q2003
Credit Suisse Asset Management	**600**	619	535	(3)	12
of which Alternative Capital	**117**	156	76	(25)	54
Private Client Services	**72**	77	69	(6)	4
Other	**(1)**	19	2	–	–
Total before investment related gains	**671**	715	606	(6)	11
Investment related gains [1]	**127**	241	69	(47)	84
Net revenues before minority interests	**798**	956	675	(17)	18
Minority interest related revenues [2]	**68**	0	0	–	–
Net revenues	**866**	956	675	(9)	28

[1] Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital division and Other. [2] These revenues have been isolated in this presentation to disclose the impact of entities consolidated due to the requirements of FIN 46R (see p. 36). On an economic basis, these revenues are not for the account of Credit Suisse First Boston, but rather for that of third-party investors.

Wealth & Asset Management's assets under management as of March 31, 2004 increased CHF 20.8 billion, or 4.4%, compared to December 31, 2003, principally due to positive market performance and foreign exchange gains on assets denominated in currencies other than the Swiss franc. During the first quarter of 2004, net new assets of CHF 0.6 billion were recorded.



Wealth & Asset Management key information

	1Q2004	4Q2003	1Q2003
Cost/income ratio	**72.1%**	96.5%	89.8%
Compensation/revenue ratio	**32.0%**	29.7%	39.7%
Pre-tax margin	**27.9%**	3.5%	10.2%
Return on average allocated capital	**48.8%**	9.6%	23.2%
Average allocated capital in CHF m	**1,115**	1,082	1,501
Net new assets in CHF bn			
Credit Suisse Asset Management [1]	**0.2**	0.5	(4.7)
of which Alternative Capital	**0.7**	0.8	(0.3)
Private Client Services	**0.4**	0.7	1.2
Total net new assets	**0.6**	1.2	(3.5)

in CHF bn, except number of employees	31.03.04	31.12.03	Change in % from 31.12.03
Assets under management			
Credit Suisse Asset Management [1]	**430.9**	412.7	4
of which Alternative Capital	**34.0**	31.1	9
Private Client Services	**64.4**	61.8	4
Total assets under management	**495.3**	474.5	4
of which advisory	**163.8**	158.3	3
of which discretionary	**331.5**	316.2	5
Active private equity investments	**1.4**	1.3	8
Number of employees (full-time equivalents)	**2,600**	2,602	0

[1] Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

Credit Suisse First Boston's businesses are managed on a US dollar basis. A majority of the business unit's revenues, expenses and assets are US dollar-based, as are its risk limits. Hence, a majority of its legal entities are required to designate US dollars as their functional currency. For these reasons, the results of Credit Suisse First Boston and its segments are provided in the following tables on a US dollar basis.

Credit Suisse First Boston

in USD m	1Q2004	4Q2003	1Q2003	Change in % from 4Q2003	Change in % from 1Q2003
Net revenues	3,891	2,774	3,087	40	26
Total operating expenses	2,979	2,566	2,487	17	20
Net income	607	95	436	–	39

Institutional Securities income statement

in USD m	1Q2004	4Q2003	1Q2003	Change in % from 4Q2003	Change in % from 1Q2003
Net interest income	834	872	605	(4)	38
Investment banking	672	635	593	6	13
Commissions and fees	610	441	447	38	36
Trading revenues including realized gains/(losses) from investment securities, net	999	(20)	964	–	4
Other revenues	83	127	(15)	(35)	–
Total noninterest revenues	2,364	1,183	1,989	100	19
Net revenues	3,198	2,055	2,594	56	23
Provision for credit losses	(17)	(34)	112	(50)	–
Compensation and benefits	1,801	1,096	1,342	64	34
Other expenses	678	766	703	(11)	(4)
Total operating expenses	2,479	1,862	2,045	33	21
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	736	227	437	224	68
Income tax expense	206	145	64	42	222
Minority interests, net of tax	32	0	0	–	–
Income from continuing operations before cumulative effect of accounting changes	498	82	373	–	34
Cumulative effect of accounting changes, net of tax	0	(6)	0	–	–
Net income	498	76	373	–	34

Institutional Securities revenue disclosure

in USD m	1Q2004	4Q2003	1Q2003	Change in % from 4Q2003	Change in % from 1Q2003
Debt underwriting	318	184	249	73	28
Equity underwriting	194	243	82	(20)	137
Underwriting	**512**	427	331	20	55
Advisory and other fees	160	208	262	(23)	(39)
Total investment banking	**672**	635	593	6	13
Fixed income	1,495	678	1,413	121	6
Equity	884	502	529	76	67
Total trading	**2,379**	1,180	1,942	102	23
Other (including loan portfolio)	147	240	59	(39)	149
Net revenues	**3,198**	2,055	2,594	56	23
Commissions, fees and other	601	390	424	54	42
Trading revenues (principal transactions)	986	(192)	954	–	3
Net interest income	792	982	564	(19)	40
Total trading	**2,379**	1,180	1,942	102	23

Wealth & Asset Management income statement

in USD m	1Q2004	4Q2003	1Q2003	Change in % from 4Q2003	Change in % from 1Q2003
Net interest income	**16**	18	2	(11)	–
Asset management and administrative fees	**507**	507	410	0	24
Trading revenues including realized gains/(losses) from investment securities, net	**35**	16	38	119	(8)
Other revenues	**135**	178	43	(24)	214
Total noninterest revenues	**677**	701	491	(3)	38
Net revenues	**693**	719	493	(4)	41
Compensation and benefits	**222**	215	195	3	14
Other expenses	**278**	479	247	(42)	13
of which commission and distribution expenses	**178**	141	132	26	35
of which intangible asset impairment	**0**	200	0	–	–
Total operating expenses	**500**	694	442	(28)	13
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**193**	25	51	–	278
Income tax expense	**30**	2	3	–	–
Minority interests, net of tax	**54**	0	0	–	–
Income from continuing operations before cumulative effect of accounting changes	**109**	23	48	374	127
Income/(loss) from discontinued operations, net of tax	**0**	(3)	15	–	–
Cumulative effect of accounting changes, net of tax	**0**	(1)	0	–	–
Net income	**109**	19	63	474	73

Wealth & Asset Management revenue disclosure

in USD m	1Q2004	4Q2003	1Q2003	Change in % from 4Q2003	Change in % from 1Q2003
Credit Suisse Asset Management	**480**	468	390	3	23
of which Alternative Capital	**94**	117	55	(20)	71
Private Client Services	**58**	58	50	0	16
Other	**(1)**	13	2	–	–
Total before investment related gains	**537**	539	442	0	21
Investment related gains [1]	**101**	180	51	(44)	98
Net revenues before minority interests	**638**	719	493	(11)	29
Minority interest related revenues [2]	**55**	0	0	–	–
Net revenues	**693**	719	493	(4)	41

[1] Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital division and Other. [2] These revenues have been isolated in this presentation to disclose the impact of entities consolidated due to the requirements of FIN 46R (see p. 36). On an economic basis, these revenues are not for the account of Credit Suisse First Boston, but rather for that of third-party investors.

Wealth & Asset Management key information

in USD bn	1Q2004	4Q2003	1Q2003
Net new assets			
Credit Suisse Asset Management [1]	0.2	0.2	(3.4)
of which Alternative Capital	[illegible]	0.6	(0.3)
Private Client Services	0.3	0.5	0.8
Total net new assets	0.5	0.7	(2.6)

in USD bn	31.03.04	31.12.03	Change in % from 31.12.03
Assets under management			
Credit Suisse Asset Management [1]	338.1	334.0	1
of which Alternative Capital	26.6	25.1	6
Private Client Services	50.6	50.0	1
Total assets under management	388.7	384.0	1
of which advisory	128.6	128.3	0
of which discretionary	260.1	255.7	2
Active private equity investments	1.1	1.0	10

[1] Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.